SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 58)*

Icahn Enterprises L.P.
(Name of Issuer)

Depositary Units Representing Limited Partner Interests
(Title of Class of Securities)

451100 10 1
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Associates LLC
16690 Collins Avenue, Suite PH-1
Sunny Isles Beach, FL 33160
(305) 422-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 29, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451100 10 1

1. NAME OF REPORTING PERSON
CCI Onshore LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
49,721,044

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
49,721,044

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
49,721,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5%

14 TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Gascon Partners

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
29,281,771

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
29,281,771

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,281,771

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
High Coast Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
102,535,566

8 SHARED VOTING POWER
49,721,044

9 SOLE DISPOSITIVE POWER
102,535,566

10 SHARED DISPOSITIVE POWER
49,721,044

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
152,256,610

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
65.8%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Highcrest Investors LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b)  / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
23,898,869

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
23,898,869

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,898,869

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Thornwood Associates Limited Partnership

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
7,951,824

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
7,951,824

10 SHARED DISPOSITIVE POWER
0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,951,824

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14 TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Barberry Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
7,951,824

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
7,951,824

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,951,824

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Starfire Holding Corporation

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e)  / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
23,898,869

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
23,898,869

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
23,898,869

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Little Meadow Corp.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
181,538,381

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
181,538,381

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
181,538,381

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
78.5%

14 TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 451100 10 1

1 NAME OF REPORTING PERSON
Carl C. Icahn

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /x/
(b) / /

3 SEC USE ONLY

4 SOURCE OF FUNDS
Not applicable.

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 ITEMS 2(d) or 2(e) / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
0

8 SHARED VOTING POWER
213,389,074

9 SOLE DISPOSITIVE POWER
0

10 SHARED DISPOSITIVE POWER
213,389,074

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
213,389,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
92.2%

14 TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on September 24, 1990, as previously amended (the “Initial 13D”), is hereby further amended to furnish the additional information set forth in this Amendment No. 58 to the Initial 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended to add the following:

On October 1, 2020, High Coast entered into a Depositary Unit Purchase Agreement with Brett Icahn, the son of Carl C. Icahn, pursuant to which High Coast sold 202,758 Depositary Units to Brett Icahn.

The above description of the Depositary Unit Purchase Agreement is a summary and does not purport to be a complete description of all of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Depositary Unit Purchase Agreement, which is filed herewith as an exhibit and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 213,389,074 Depositary Units, representing approximately 92.2% of the Issuer's outstanding Depositary Units (based upon: (i) the 222,804,933 Depositary Units stated to be outstanding as of August 7, 2020 by the Issuer in the Issuer's Form 10-Q filing filed with the Securities and Exchange Commission on August 10, 2020; plus (ii) the 8,528,504 Depositary Units issued to the Reporting Persons by the Issuer on September 29, 2020 in connection with a regular quarterly distribution of Depositary Units by the Issuer).

(b) CCI Onshore has sole voting power and sole dispositive power with respect to 49,721,044 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of High Coast, Little Meadow and Mr. Icahn (by virtue of their relationships to CCI Onshore) may be deemed to indirectly beneficially own the Depositary Units which CCI Onshore owns. Each of High Coast, Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Gascon has sole voting power and sole dispositive power with respect to 29,281,771 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to Gascon) may be deemed to indirectly beneficially own the Depositary Units which Gascon owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

High Coast has sole voting power and sole dispositive power with respect to 102,535,566 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Little Meadow and Mr. Icahn (by virtue of their relationships to High Coast) may be deemed to indirectly beneficially own the Depositary Units which High Coast owns. Each of Little Meadow and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Highcrest has sole voting power and sole dispositive power with respect to 23,898,869 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Starfire and Mr. Icahn (by virtue of their relationships to Highcrest) may be deemed to indirectly beneficially own the Depositary Units which Highcrest owns. Each of Starfire and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

Thornwood has sole voting power and sole dispositive power with respect to 7,951,824 Depositary Units. Pursuant to Rule 13d-3(a) under the Exchange Act, each of Barberry and Mr. Icahn (by virtue of their relationships to Thornwood) may be deemed to indirectly beneficially own the Depositary Units which Thornwood owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of the Depositary Units for all other purposes.

(c) The following table sets forth all transactions with respect to Depositary Units effected during the past sixty (60) days by any of the Reporting Persons and not previously reported on Schedule 13D. Except as noted below, all such transactions were acquisitions of Depositary Units from the Issuer in connection with a quarterly dividend.

Name of Reporting Person	Date of Transaction	Amount of Securities

CCI Onshore	09/29/2020	1,985,310

Gascon	09/29/2020	1,169,192

High Coast	09/29/2020	4,102,236

High Coast	10/01/2020	(202,758) (1)

Highcrest	09/29/2020	954,258

Thornwood	09/29/2020	317,508

(1)	Sale of Depositary Units by High Coast described in Item 4 above.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial 13D is hereby amended to add the following:

The disclosure set forth in Item 4 above is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

1.	Depositary Unit Purchase Agreement dated as of October 1, 2020, between High Coast Limited Partnership and Brett Icahn.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the depositary units representing limited partner interests in Icahn Enterprises L.P., a Delaware limited partnership, is true, complete and correct.

Dated: October 1, 2020

CCI ONSHORE LLC

By: /s/ Irene March
Name: Irene March
Title: Vice President

GASCON PARTNERS

By: Little Meadow Corp., its managing general partner

By: /s/ Irene March
Name: Irene March
Title: Vice President

HIGH COAST LIMITED PARTNERSHIP

By: Little Meadow Corp., its general partner

By: /s/ Irene March
Name: Irene March
Title: Vice President

HIGHCREST INVESTORS LLC

By: /s/ Irene March
Name: Irene March
Title: Vice President

[Signature Page for Amendment No. 58 to Schedule 13D – Icahn Enterprises L.P.]

BARBERRY CORP.

By: /s/ Irene March
Name: Irene March
Title: Vice President

LITTLE MEADOW CORP.

By: /s/ Irene March
Name: Irene March
Title: Vice President

STARFIRE HOLDING CORPORATION

By: /s/ Irene March
Name: Irene March
Title: Vice President

THORNWOOD ASSOCIATES LIMITED PARTNERSHIP

By: Barberry Corp., its general partner

By: /s/ Irene March
Name: Irene March
Title: Vice President

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page for Amendment No. 58 to Schedule 13D – Icahn Enterprises L.P.]